Exhibit 99.3

APPENDIX 1

Information about the proposed candidates

The information on the following pages describes the competencies and directorships with other Danish and foreign listed and unlisted companies and organizations as disclosed by the board member candidates.

Marianne Søgaard

Chairperson

Marianne Søgaard (born 1968, Danish nationality) has been a member of the board of directors of the Company since 2020 and is the chairperson of the board of directors. Marianne Søgaard joined the Company in 2018 as an executive and legal advisor and in November 2020 she was elected and became the chairperson of the board of directors.

In 1996, Marianne Søgaard joined Kammeradvokaten/Law Firm Poul Schmith where she worked for more than 20 years as a lawyer, primarily working with technology and processes to acquire technology solutions. For more than 17 years, Ms. Søgaard was a partner at Kammeradvokaten/Law Firm Poul Schmith and from January 2014 to March 2017 she served on the board of directors of the law firm.

In 2022, Marianne Søgaard was appointed member of Statens IT-Råd.

Marianne Søgaard received her Master of Law degree from Aarhus University in 1993.

Current directorships in other companies:

−	Garbanzo ApS

−	Altapay A/S

−	DBA-2 ApS

−	Svend Jansen A/S

Roberto Prego

Board member

Roberto Prego (born 1970, Venezuela and USA nationality) has been a member of the board of directors of the Company since 2018.

Roberto Prego has over 20 years of pharmaceutical experience and was one of our first outside investors. Mr. Prego was with Teva Venezuela as its General Manager from 1998 to 2012 and as head of the Latin American Region for Teva from 2011 to 2015. Since 2015, he has served as the General Manager of Viax Dental Technologies, a research and development venture firm in the dental field.

Roberto Prego has a B.S. in Economics from Universidad Católica Andrés Bello in Caracas, Venezuela and an M.B.A. from Fuqua School of Business at Duke University.

Mr. Prego currently does not have any directorships in other companies.

Lars Holtug

Board member

Lars Holtug (born 1958, Danish nationality) has been a member of the board of directors of the Company since 2021.

Mr. Holtug was a partner at PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab (“PwC”), from 1993 to 2015.

Previously, Mr. Holtug was Chairman of PwC in Denmark from 2005 to 2009. From 2004 to 2015, Mr. Holtug was a member of the Danish Commercial Appeals Board (Erhvervsankenaevnet) and a board member of the Danish Company law association (Dansk Forening for Selskabsret). He was also a member of the Accounting Standards Board of the Federation of State Authorized Accountants in Denmark (Foreningen af Statsautoriserede Revisorer) from 1998 to 2002, and a member of the Auditing Standards Board from 1993 to 1998.

Mr. Holtug holds an M.Sc. from Copenhagen Business School and is educated as a state authorized public accountant in Denmark.

Current directorships in other companies:

−	Gaming Investment A/S (including subsidiaries) (chairman)

−	MTI Caretag Invest A/S (chairman)

−	Ascendis Pharma A/S (quoted Nasdaq US), including Chairman Audit Committee and member Remuneration Committee. Board member

−	Domus Insurance/Frida Forsikringsagentur, including Audit Committee Chair

−	LH2022 ApS

Niels Iversen Møller

Board member

Niels Iversen Møller, M.D. (born 1978, Danish nationality) has been a member of the board of directors of the Company since 2022.

Dr. Møller, is one of the Company’s co-founders. From the Company’s inception in 2008 until August 2017, Dr. Møller was our Chief Executive Officer and in 2016, he was awarded “CEO of the Year” in the vaccine industry by European CEO. From August 2017 to April 2022, Dr. Møller served as the Company’s Chief Business Officer, and from November 2021 to April 2022, Dr. Møller also served as the Company’s Interim Chief Financial Officer.

Prior to founding Evaxion Biotech, he was a Medical Director within the area of Companion Diagnostics for Medical Prognosis A/S from 2009 to 2011, and he was a Medical Advisor within the area of cancer and biopharmaceuticals for AstraZeneca from 2008 to 2009. Dr. Møller began this career at Servier Pharmaceuticals as Marketing Manager.

Dr. Møller received his M.D. from the University of Copenhagen and his BA in Economics from Copenhagen Business School.

Dr. Møller currently does not have any directorships in other companies.

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